Ithrive PH Inc.
5415 W. Cedar Lane
Bethesda, MD 20814

May 29, 2018

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Washington DC 20549

Re: Ithrive PH Inc.
SEC Registration Number 024-10692

Dear Mr. Reynolds:

Pursuant to a telephone call between our counsel and Jonathan Barr at the Commission, we have refiled today our Offering Statement on Form 1-A with an updated Auditor's Consent, and with no changes other than updating the date of the Offering Circular and the closing date of the offering.

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the "Act"), Ithrive PH Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") issue a qualification order for the above-referenced Offering Statement on Form 1-A, so that it may be qualified by 4:00 p.m., Eastern Time on June 4, 2018, or as soon thereafter as is practicable.

Based upon a telephone call last week between our counsel and Mr. Burr, we understand that the Commission has completed its review and has been informed that FINRA has also completed their review and has communicated this to the Commission.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

1. Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

3. The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact our counsel Kendall Almerico at (813) 309-6258. Thank you in advance for your assistance.

Respectfully Submitted,

/Marc Isaacson/

Marc Isaacson
Chief Executive Officer
Ithrive PH, Inc.